Exhibit 21
Subsidiaries of the Registrant
1.	Omega Technologies, Inc., an Ohio corporation

2.	Meridian Bioscience Corporation, an Ohio corporation

3.	Meridian Bioscience Europe, s.r.l., an Italian corporation

4.	Meridian Life Science, Inc., a Maine corporation

5.	Meridian Bioscience Europe S.A., a Belgian corporation

6.	Meridian Bioscience S.A., a Belgian corporation

7.	Meridian Bioscience Europe B.V., a Dutch corporation

8.	Bioline Ltd., a United Kingdom corporation

9.	Bioline GmbH, a German corporation

10.	Bioline (Aust) Pty Ltd., an Australian corporation

11.	Bioline Reagents Ltd., a United Kingdom corporation

12.	Bioline USA Inc., a Massachusetts corporation